May 9, 2019

Teresa Dick
Chief Accounting Officer
Diamondback Energy, Inc.
500 West Texas, Suite 1200
Midland, TX 79701

       Re: Diamondback Energy, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2018
           Response Letter Dated May 3, 2019
           File No. 001-35700

Dear Ms. Dick:

       We have reviewed your May 3, 2019 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

        After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
April 4, 2019 letter.

Form 10-K for the Fiscal Year Ended December 31, 2018

Financial Statements
Note 2 - Summary of Significant Accounting Policies
Oil and Natural Gas Properties, page F-11

1. We note your response to prior comment four includes draft disclosure to be included in your Form 10-Q for the quarterly period ending March 31, 2019, regarding the cost center ceiling utilized in your application of the full cost method. We previously observed that you did not indicate how future expenditures to be incurred in developing and producing the proved reserves were considered in your computation of the ceiling. Your newly proposed disclosure includes a reference to such expenditures but now omits reference to the present value of estimated future net revenues, which must also be considered in computing the cost center ceiling. Therefore, your proposed disclosure of the cost center
 Teresa Dick
Diamondback Energy, Inc.
May 9, 2019
Page 2
      ceiling is also inconsistent with Rule 4-10(c)(4)(i) of Regulation S-X. Please revise your accounting policy disclosure and accounting, if necessary, to reflect a complete understanding and application of the full cost ceiling test requirements.



        You may contact John Cannarella, Staff Accountant, at (202) 551-3337 or Jenifer Gallagher, Staff Accountant, at (202) 551-3706 with any questions.



                                                           Sincerely,
FirstName LastNameTeresa Dick
                                                           Division of
Corporation Finance
Comapany NameDiamondback Energy, Inc.
                                                           Office of Natural
Resources
May 9, 2019 Page 2
cc:       Seth R. Molay
FirstName LastName